Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Promo Drone Inc.
5732 Micheal St.
San Diego, CA 92105
www.promo-drone.co

Up to $1,069,996.11 in Common Stock at $4.19
Minimum Target Amount: $9,997.34

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Promo Drone Inc.
Address: 5732 Micheal St., San Diego, CA 92105
State of Incorporation: DE
Date Incorporated: September 20, 2016

Terms:

Equity

Offering Minimum: $9,997.34 | 2,386 shares of Common Stock
Offering Maximum: $1,069,996.11 | 255,369 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $4.19
Minimum Investment Amount (per investor): $247.21

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Early Bird

Friends and Family Early Birds

Invest within the first 24 hours and receive additional 15% bonus shares.

Super Early Bird Bonus

Invest in the next 72 hours and receive additional 10% bonus shares.

Early Bird Bonus

Invest in the next 7 days and receive additional 5% bonus shares.

Tier 1: $500+

5% off your first PromoDrone flight booking for your event (terms and conditions apply)

Welcome Email from CEO

Invite to Instagram LIVE discussion

Tier 2: $1,000+

7% off your first PromoDrone flight booking for your event (terms and conditions apply)

1% bonus shares

Welcome Email from CEO

Invite to Instagram LIVE discussion

Tier 3: $5,000+

10% off your first PromoDrone flight booking for your event (terms and conditions apply)

3% bonus shares

Welcome Email from CEO

Invite to Instagram LIVE discussion

Tier 4: $10,000+

15% off your first PromoDrone flight booking for your event (terms and conditions)

5% bonus shares

Welcome Email from CEO

Invite to Instagram LIVE discussion

Tier 5: $25,000+

5% discount on PromoDrone platform license (terms and conditions apply) OR 15% off your first PromoDrone flight booking (terms and conditions apply)

10% bonus shares

Welcome Email from CEO

Invite to Instagram LIVE discussion

Tier 6: $50,000+

10% discount on PromoDrone platform license (terms and conditions apply) OR 20% off your first PromoDrone flight booking (terms and conditions apply)

Invite to the PromoDrone official launch party in San Diego, California (invitation only)

15% bonus shares

Welcome Email from CEO

Invite to Instagram LIVE discussion

Tier 7: $100,000+

20% discount on PromoDrone platform license (terms and conditions apply) OR 25% off your first PromoDrone flight booking (terms and conditions apply)

Private VIP conversation with CEO

Invite to the PromoDrone official launch party in San Diego, California (invitation only)

20% bonus shares

Welcome Email from CEO

Invite to Instagram LIVE discussion

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

PromoDrone will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $4.19 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $419. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

PromoDrone provides aerial drone banner hardware for marketing and communications at large-scale outdoor events and experiences. These experiences include brand activations, perennial outdoor festivals, concerts, sporting, and other consumer-targeted engagements.

Our independent licensed operators are able to take advantage of the platform hardware and support by becoming an annual subscriber with a monthly royalty split per flight performed. The membership allows each operator to partner with agencies in marketing, advertising, event operations, and venues to offer engaging communications content in a more noticeable and interactive way, drive higher revenue and derive greater ROI from their event inventory and assets. **PromoDrone provides the hardware. The licensed operator provides the service.**

The PromoDrone platform is additionally leveraged by the power its artificial intelligence systems allow the flying device to gather and report important crowd demographics and metrics. This provides valuable consumer insights that allow for more efficient future marketing strategies.

PromoDrone was initially organized as Promo Drone, LLC, a California limited liability company on September 20, 2016, and became a newly formed Delaware corporation on October 15, 2019.

Competitors and Industry

PromoDrone is a pioneer in the aerial drone advertising and marketing space. Currently, we have little to no direct competition in the drone advertising hardware sector nor servicing industry verticals. Early competition such as Hoovy and Drobotron were unable to create a sustainable concept, solution, and infrastructure to support growth and ultimately were unable to achieve what PromoDrone has accomplished to date.

PromoDrone's indirect competition exists in the form of traditional OOH marketing solutions including banner towing airplanes and fixed digital billboards and displays.

Currently, the drone industry and emerging verticals are rapidly gaining adoption and creating great economic impact globally. We believe we are the current global leader in hardware effectiveness and are well-positioned to define, dominate, and capitalize on this momentum and opportunity.

Current Stage and Roadmap

We are currently in the market with our commercial prototype, the PD-Hex Frame banner solution and have complete licensee and reseller agreements created and implemented throughout the globe.

We have a licensed independent operator contract for the PD-Hex frame with Bella Wings Aviation located in Guam. The contract is designed to include a reseller agreement as well.

Our "Arkan" digital display banner drone with A.I. recognition and analytics will be ready for testing by summer 2021. The display, systems, and enclosure are being developed by an engineering team in Murrietta, CA. The A.I. machine learning prototype and portal (recognition and data dashboard) are being designed by a team in Mexico.

This prototype will be the example for which future iterations of the commercially distributable platform will be based.

We have one current platform reseller in PA, Tracer Drones, who will also serve as a primary maintenance partner for our Arkan platform.

Our sales are supported by licensed operators who have the option to become resellers in addition to building a network of authorized reseller agents.

Our roadmap includes increased scaling to multiple geographic territories globally and accumulating a network of over 2200 licensed operators paying annual fees and monthly royalties with over 2000 PromoDrone units in operation. Our revenue potential is bolstered further by the advancement of our A.I. recognition model which can be integrated into various applications, both drone-enabled and sans drone for analytics as well as metric reporting in a multitude of industries.

The Team

Officers and Directors

Name: Jamar S Williams

Jamar S Williams's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder & Chief Executive Officer (CEO)
  Dates of Service: September 20, 2016 - Present
  Responsibilities: Corporate and brand leadership prioritizing key KPI's and creating a culture of positive results and experiences at all levels of the organization. The CEO role at PromoDrone is one that demands creativity, ambition, foresight, and an unwavering sense of truth and honesty. Mr. Williams' starting salary will be a $150K annual and he currently owns 5.2 Million shares.

Other business experience in the past three years:

- **Employer:** Dream Shore Studios, LLC
  Title: Founder & CEO
  Dates of Service: September 10, 2013 - Present
  Responsibilities: Project management and delegation to contracted creators and delivering high quality video and photo project results to commercial real estate agents throughout Southern California. Building key partnerships, driving business success, and ensuring a consistent experience to our customers. General business strategy and operations.

Name: Joree Weatherly

Joree Weatherly's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director of Brand Development
  Dates of Service: July 01, 2020 - Present
  Responsibilities: Brand influence and positioning, marketing, and C-Suite support. Starting salary $90k and he owns 100k shares.

Other business experience in the past three years:

- **Employer:** Primal Peak Productions
  Title: Founder
  Dates of Service: January 01, 2020 - Present
  Responsibilities: I consult for businesses to help tell their brand story. I run every aspect of the business including business development, pre-production, cinematography, post-production, and omni-channel digital strategy. I also advise on how to create and brand NFT's for artists and business owners.

Other business experience in the past three years:

- **Employer:** George's at the Cove
  Title: Bartender
  Dates of Service: June 12, 2016 - March 15, 2020
  Responsibilities: Run service while maintaining a high level of communication with team and clientele. Build rapport with key clients, and ensured customer delight. Maintain standards of excellence in a high energy fast paced environment. Anticipate and adapt to guests needs to ensure an on-brand experience.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the

Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital

requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for

online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

We may never have an operational product or service
It is possible that there may never be an operational aerial drone digital banner display system or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our aerial drone digital display banner system. Delays or cost overruns in the development of our aerial drone digital display banner system and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might

result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Promo Drone Inc. was formed on 10/15/2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Promo Drone Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it’s because you think that Promo Drone Inc. is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's

owns (4) Four trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Promo Drone Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Promo Drone Inc. could harm our reputation and materially negatively impact our financial condition and business.

Our new products could fail to achieve the sales traction we expect
Our growth projections are based on an assumption that we will be able to successfully launch an attractive and technologically functioning product and that it will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new product will fail to gain market acceptance for any number of reasons. If the new product fails to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

Accidents, incidents, and misuse may lead to injury and potential damage of property
The platform is designed to be operated around large crowds of people. Though the technology will be thoroughly tested, the opportunity for failure and/or misuse could lead to bodily injury, property damage, and a loss of brand value and reputation that may have a negative impact on the product's ability to sustain and succeed thus negatively affecting the potential for return on the investment.

There could be other patents or intellectual property in existence that we could be infringing on or that will prevent us from sublicensing our intellectual property
Our product is a mechanical device related to drone and display technology, there is prior art disclosing devices similar to ours. Although we have yet to find a patent upon which we believe our products infringe, such a patent could exist either in the United States or abroad. Moreover, it is possible that the holders of patents for other devices that are similar to our product will sue for infringement even if our products do not infringe. It is also possible that we are mistaken in our belief of non-infringement. Because of the inherent uncertainties in patent law and the associated costs of litigation, we may choose to settle these lawsuits instead of litigating them, or we may choose to litigate them. A settlement will likely have a negative impact on the value of the Company as will a defeat in litigation. Regardless of the outcome, the time we spend addressing patent issues will take away from the time we can spend executing our business strategy. As a result, even if we win an infringement challenge, the Company and your investment may be significantly and adversely affected by the process. If we lose an infringement action, we may be forced to shut down our operating subsidiary, pay past damages and future royalties on our products, and/or reduce the royalty rates for any sublicenses we grant to our intellectual property. Any of these contingencies could significantly and adversely affect the value of your investment in the Company.

This is a new and unproven industry
The digital display drone as well as the functionalities of drone advertising are completely new products and concepts that we have recently introduced into the crowded field of advertising and marketing. Regardless of any current perceptions of the market, it is entirely possible that our product will not gain significant acceptance with any group of customers. In addition, it is possible that no licensee will be able to generate revenue nor perform services as intended or be able to generate significant sales, rendering our intellectual property worthless. Though we are launching a platform that converges multiple fast -growing technologies and industry deployment opportunities it could be very difficult to persuade a large number of the participants

in these industries to try something new and expensive. The Company will only be able to create value if people are persuaded to buy drone advertising hardware and services. This will be a challenge and if we are unsuccessful in achieving significant sales, the value of your investment will depreciate significantly.

Your investment could be illiquid for a long time
For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company's plan is to be acquired by an existing player in the advertising and data analytics industries. However, that may never happen or it may happen at a price that results in you losing money on this investment. Although an initial public offering is a potential path for the Company, it is not likely. 13 Similarly, we do not expect to issue dividends to investors, even if we are in the position to do so. Instead, we intend to re-invest profits back into the Company in an effort to drive growth. As a result, the most likely path to making a positive return on your investment is through a successful sale of the business. Even if we achieve our revenue plans, it is possible that market conditions will lead us to conclude that a sale is not viable, not in the best interest of the shareholders at that time, or inappropriate for any number of reasons. Because your return on this investment is likely tied to the sale of the Company, there are a wide range of factors that will impact the value of your investment that are out of our control, including, but not limited to, the selling environment, the number of interested purchasers, the perceived value of our brand and our intellectual property, comparable recent sales in our industry and other industries, the projected performance of the cycling and fitness categories at the time of the sale, the cost of capital, and the perceived synergies between our Company and the acquirer.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, website design, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in this partner's operations or at one of our key suppliers could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company’s holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Jamar S Williams	5,200,000	Common Stock	88.1

The Company's Securities

The Company has authorized Common Stock, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 255,369 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 5,900,000 outstanding.

Voting Rights

1 share, 1 vote

Material Rights

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as the Subscriber’s true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

SAFE

The security will convert into Preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $52,000.00
Interest Rate: %
Discount Rate: 80.0%
Valuation Cap: None
Conversion Trigger: Equity Financing. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Discount Price.

Material Rights

Equity Financing. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Discount Price. In connection with the automatic conversion of this Safe into shares of Safe Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and provided further, that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor.

(b) Liquidity Event. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under

Section 1(d).

(c) Dissolution Event. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) Liquidation Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock. The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) Termination. This Safe will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $527.00
  Number of Securities Sold: 5,900,000
  Use of proceeds: Start up costs and personnel
  Date: October 15, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $52,000.00
  Use of proceeds: Business operations
  Date: September 16, 2019
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

2019 saw PromoDrone acquire an additional $25k equity investment that was added to and replaced an existing $27k loan, bringing the total of equity investments to $52K via a SAFE agreement with an early investor.

The operating year of 2019 consisted of investments in R&D and modifications to the existing drone banner system to create a more stable and consistent flight experience. Additional funds were used to fund operations such as monthly expenses such as bank fees, memberships, utilities, etc. The PD-Hex banner frame was ready for commercial prototype usage in late 2019 prior to Covid in 2020.

The operating year 2020 saw the introduction of the COVID-19 virus that completely shut down the economy, specifically crowds, gatherings, and social experiences. As this is the main part of PromoDrone's customer base, it forced service operations to halt. Due to this, PromoDrone applied for the available economic stimulus support via grants and long-term, low-interest EIDL loan ($5,300). The infusion of cash combined with an increase in demand for PromDrone's licensing opportunity drove a new pivot for the company. This 2020 pivot has led the way for the company to acquire new licensee partners in 2021 and have higher revenue performance overall.

Historical results and cash flows:

The Company is currently in the research and development (R&D) and commercial prototype stage and is revenue-generating. We are of the opinion that the historical cash flows will not be indicative of the revenue and cash flows expected for the future as the procurement of investment funding will allow the company to advance its technology solutions, attract wide-ranging and diverse revenue-generating customer bases, recruit essential personnel, and execute on key sales and marketing strategies in rapidly growing cross-sectors.

Past cash was primarily generated through equity investments (SAFE), sales, government grants and stimulus, and alternative sources such as pitch competitions and awards. Our goal is to grow the company's valuation to a minimum of $1 billion USD within 10 years of our SEED funding with core operations producing profit margins of 70% or higher. In addition, favorable regulatory conditions present a positive opportunity for the company to produce prior unseen revenues and cash flows.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of August 3, 2021, the Company has capital resources available in the form of $8,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support continued business development, market integration and scaling, research and development, raising vital product awareness, developing a team of top-tier personnel, and executing a successful go-to-market campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 99.99% will be made up of funds raised from the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 12 months. This is based on an anticipated monthly burn rate of $600 for expenses related to sustainability, minimal operations, and procurement of additional funding.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 24 months / 2 years. This is based on a current monthly burn rate of $42,000 for expenses related to salaries, R&D, operating expenses, sales, and marketing.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including Series A investments.

Indebtedness

- **Creditor:** SBA EIDL
  Amount Owed: $5,300.00
  Interest Rate: 3.75%

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $24,721,000.00

Valuation Details:

We examined the valuations and valuation caps of recent hardware and machine learning companies raising reg CF.

*Parallel Flight Technologies

*xCraft

*Hylio

Rayton

Como Audio

*Airgility

Epilog

Up Sonder

*Verge Aero

Graze

Subsequently, we did a weighted analysis of the *companies closest to ours in operational, functionality, as well as industrial capabilities and used the scorecard method which produced approximately $24.7MM based on the top 50% of the most relevant Reg CF offerings. This includes a 10% deduction for conservative estimates from a total of $27.44MM.

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $52,000 in SAFEs outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,997.34 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  70.0%
  With a focus on our marketing spend we will be able to promote and demonstrate the current prototype unit which will lead to more attention, feedback, and opportunities for further capitalization. Our lean approach to operations will allow for our current financial runway to cover operations short term while the marketing spend drives consumer awareness and partnership development.

- *Working Capital*
  26.5%
  The remaining budget post-marketing will be used for day-to-day operations such as monthly service fees, basic operational costs, and COGS.

If we raise the over allotment amount of $1,069,996.11, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  8.0%
  Being first-to-market has it's advantages only if we are able to reach enough customers in a quick timeframe. Heavy marketing and brand awareness will be

needed early on to capitalize on the market position and attract a network of licensees and agency partners.

- *Research & Development*
  30.0%
  Aerial drone as well as A.I. systems require innovation, technical development, and the experienced teams to deliver and maintain the platform. The funds will be used to create hardware, processes, and systems that can be commercially scaled and distributed globally.

- *Company Employment*
  40.0%
  Building our key team is essential and recruiting top talent will help make PromoDrone more efficient and competitive. Our talent pool includes recruitment from Fortune 500 and Platinum 400 companies and driving innovation with the proper personnel requires a significant investment.

- *Operations*
  7.0%
  Funds will be used to expand and sustain internal structures such as employee development, human resources, location, supply chain, and other fixed and variable costs associated with core operations.

- *Working Capital*
  11.5%
  The funds will be used as day-to-day reserves and for monthly and annual unpredicted and unaccounted for expenses.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.promodrone.co (Annual reports and financials section).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/promodrone

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Promo Drone Inc.

[See attached]

Promo Drone, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2019 & 2020

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Promo Drone, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
August 4, 2021

Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2020	2019
ASSETS		
Current Assets		
Cash and Cash Equivalents	6,777	14,659
Total Current Assets	6,777	14,659
Non-current Assets		
Drones and Equipment, net of Accumulated Depreciation	2,122	2,122
Other Assets	4,583	4,583
Total Non-Current Assets	6,705	6,705
TOTAL ASSETS	13,482	21,364
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
EIDL Loan	5,300	-
Total Current Liabilities	5,300	-
Long-term Liabilities		
Future Equity Obligations	52,000	52,000
Total Long-Term Liabilities	52,000	52,000
TOTAL LIABILITIES	57,300	52,000
EQUITY		
Owner Contributions	2,590	2,904
Accumulated Deficit	(46,408)	(33,540)
Total Equity	(43,818)	(30,636)
TOTAL LIABILITIES AND EQUITY	13,482	21,364

Statement of Operations

	Year Ended December 31,	
	2020	2019
Revenue	6,624	2,372
Cost of Sales	5,523	1,678
Gross Profit	1,101	694
Operating Expenses		
Advertising and Marketing	1,104	2,608
General and Administrative	12,865	12,484
Total Operating Expenses	13,969	15,093
Operating Income	(12,868)	(14,398)
Other Income	-	2,500
Net Income	(12,868)	(11,898)

Statement of Cash Flows

	Year Ended December 31, 2020	2019
OPERATING ACTIVITIES		
Net Income	(12,868)	(11,898)
Net Cash provided by Operating Activities	(12,868)	(11,898)
INVESTING ACTIVITIES		
Other Assets	-	(400)
Net Cash provided by Investing Activities	-	(400)
FINANCING ACTIVITIES		
EIDL Loan	5,300	-
SAFE issuances	-	52,000
Owner Contributions (Distributions)	(314)	(791)
Net Cash provided by Financing Activities	4,986	51,209
Cash at the beginning of period	14,659	(24,252)
Net Cash increase (decrease) for period	(7,882)	38,911
Cash at end of period	6,777	14,659

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/19	5,800,000	580	421	-	(21,642)
Owner Contributions (Distributions)	-	-	2,904	-	2,904
Net Loss	-	-	-	(11,898)	(11,898)
Ending Balance 12/31/2019	5,800,000	580	3,325	(11,898)	(30,636)
Owner Contributions (Distributions)	-	-	(314)	-	(314)
Net Loss	-	-	-	(12,868)	(12,868)
Ending Balance 12/31/2020	5,800,000	580	3,011	(24,766)	(43,818)

Promo Drone, Inc
Notes to the Unaudited Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Promo Drone, Inc ("the Company") was originally formed in 2016 as an LLC until it reincorporated in Delaware on October 15, 2019. The Company earns revenue through aerial drone banner services utilized by marketers, advertisers, and venues to promote brand sponsors, activate products, drive attention, and build higher impressions than traditional crowd marketing channels.

The Company will conduct a crowdfunding campaign under regulation CF in 2021 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "Fair Value Measurements and Disclosures" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

Revenue is recognized upon transfer of control of promised arial drone marketing services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those services. The Company enters into contracts that can include various combinations of services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental authorities.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Economic Injury Disaster Loan (EIDL) - On June 26ht, 2020, the Company entered into a EIDL loan agreement for $5,300 with an interest rate of 3.75% and a maturity date of May 2050 requiring monthly payments of $26. The balance of this loan was $5,300 as of December 31, 2020.

Simple Agreements for Future Equity (SAFE) - During the period ending December 31, 2019, the Company entered into a SAFE agreement with a third party. This SAFE agreement cancelled and replaced a previous loan agreement entered on May 12, 2017, for $25,000 bearing 8% interest. The principal and interest were absorbed by this SAFE. The SAFE agreement has no maturity date and bears no interest. The agreement provides the right of the investor to future equity in the Company via Safe Preferred Stock during a qualified financing or change of control event at a 20% discount.

Debt Principal Maturities 5 Years Subsequent to 2020

Year	Amount
2021	98
2022	101
2023	105
2024	109
2025	113
Thereafter	1,872

NOTE 6 – EQUITY

The Company has authorized 10,000,000 shares of Common Stock with a par value of $0.0001 per share. 5,800,000 shares were issued and outstanding as of 2019 and 2020.

The Board of Directors may declare and pay dividends upon the outstanding shares of the Company from time to time and to such extent as they deem advisable, in the manner and upon the terms and conditions provided by statute and the Certificate of Incorporation.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 4, 2021, the date these financial statements were available to be issued.

An additional 100,000 shares of Common Stock were issued.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has commenced principal operations and realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

Since December 31, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

PromoDrone

Rise to the occasion!

PROMODRONE

Website · San Diego, CA · DATA/ANALYTICS · TECHNOLOGY

PromoDrone creates engaging aerial advertising drones, designed to help brands reach wider audiences.

$0.00 raised

0 Investors	$24.7M Valuation
$4.19 Price per Share	$247.21 Min. Investment
	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview · Team · Terms · Updates · Comments · Follow

Reasons to Invest

- Our total available market is predicted to be worth more than $584 billion by 2028, while our serviceable available market is worth $146 billion and our serviceable obtainable market is worth $365 million.
- PromoDrone has managed to drive and lead the industry sector, with its platform effectiveness, market position and proven approach of empowering customers to improve their ROI and build more brand value, while simultaneously achieving key KPIs.
- PromoDrone has raised $50k in investments, attained over $25k in grants and additional revenue, and has been featured by press such as Fox 5 San Diego and iHeart Media's "CEO's You Should Know" promotional placement.

OVERVIEW

The Future of Event-Based Engagement

At PromoDrone, our goal is to define and lead the drone advertising and technology industries, through a combination of innovative drone displays, smart technology and strategic partnerships with various end-user types.


Our goal is to define and lead the drone advertising and technology industries

Founder and CEO, Jamar Williams, a FAA Certified Remote Pilot in Command, has generated more than $150k in income to launch, grow, and prove PromoDrone's business model. He leads a close-knit team of industry experts who share a passion for empowering people around the world through revolutionary advances in drone communications. Using a lean approach, we're pioneering the concept of drone advertising to create a global licensing model that is the first of its kind.

THE PROBLEM

Advertisers and Marketers Face New Challenges, While Drone Operators Seek Opportunity

In today's era of information and distractions, many advertisers and marketers struggle to cultivate significant audience engagement. Companies are constantly searching for ways to generate revenue and provide better ROI for their brand partners.

> **In today's era of information and distractions,**
>
> **Many advertisers and marketers struggle to cultivate significant audience engagement**

Meanwhile, drone operators are seeking opportunities to be independent revenue generators. Certified drone pilots and drone solutions companies are looking to fully utilize their drone experience and skills to create a lifestyle of freedom, financial stability, creativity, and innovative pursuits.

THE SOLUTION

Drone Technology Provides an Answer to the Marketing Struggles Many Companies Face



PromoDrone delivers aerial drone advertising, designed to engage viewers, using captivating content to drive impressions and convert potential customers. Our customers use our drones, alongside other marketing and advertising channels, to target fans at large scale outdoor events, like football games. Our drones are equipped with 360-degree display coverage, and maneuver through designated drone-compliant zones playing prepaid content for viewers.

PROMODRONE DELIVERS AERIAL DRONE ADVERTISING, DESIGNED TO ENGAGE VIEWERS


DINE
SCAN ME

OUR DRONES ARE EQUIPPED WITH 360-DEGREE DISPLAY COVERAGE

We license our banner frame hardware to drone solutions providers across the globe for annual and monthly recurring fees. Our Standard PD-Hex Frame licensee contract is $13,500 per year for 3 years, plus 7.5% monthly royalties (or $450 minimum). Our minimum contract revenue comes out to $54,000.


Advanced Drone Hardware
Capable of Heavy Payloads
HD Cameras
Enable Live Stream &
AI Powered Marketing Reports
Internally Housed
Power Supply, GPS, & Sensors
*Patent Pending
Multi Ultra Bright HD Displays
Bring your Programatic
Advertising to the Skies


$13,500
Standard PD-Hex Frame licensee contract per year for 3 years
plus
7.5%
monthly royalties
$54,000
Minimum contract revenue

THE MARKET

With Few Direct Competitors, PromoDrone is Looking at a Multibillion-Dollar Available Market

Our total available market is worth $13.44 billion as of 2020 and is predicted to be worth more than $584 billion by 2028 (growing at a CAGR of 57.5%). Our serviceable available market is worth $146 billion and our serviceable obtainable market is worth $365 million (Source). As of 2020, there are 869,614 drones registered (Source).


$13.44 billion
Total available market as of 2020
869,614
Drones registered as of 2020

The widespread adoption of UAV technology is ever-growing and the supporting markets are making way for large increases in UAV deployment and sustainability. Because the drone industry is still very young, PromoDrone has managed to drive and lead the sector, with few to no sizable direct competitors.


PROMODRONE HAS MANAGED TO DRIVE AND LEAD THE SECTOR, WITH FEW TO NO SIZEABLE DIRECT COMPETITORS.
SAN DIEGO PARKS FOUNDATION

We believe our advantage is our platform effectiveness, market position, and proven approach to business operations. Our attractive and unique solutions empower customers to improve their ROI, build more brand value around their offerings and capabilities, and simultaneously achieve key KPIs.

OUR TRACTION

Our Products Have Made Headway and Gained Attention from Several Press Outlets

Our commercial prototype, the PD-Hex Frame, debuted in 2019 and gained traction even during the pandemic, procuring both a licensing agreement with a drone company in Guam, as well as our first reseller contracted in 2021. Our prototype digital display drone and systems, as well as our prototype A.I. recognition and reporting systems, are currently in development, with an anticipated summer 2021 debut and testing. Our A.I. capabilities will allow customers to access data reports (images and videos) based on quantified results via the 360-degree display coverage of the drone.



PROMODRONE
62

AI capabilities are in development and not currently available.





THE PD-HEX FRAME, DEBUTED IN 2019 AND GAINED TRACTION EVEN DURING THE PANDEMIC
2021
Licensing agreement with a drone company in Guam
First reseller
Summer 2021 debut and testing of prototype digital display drone and systems, as well as our prototype A.I. recognition and reporting systems
$50K
Investment raised to date
$25K
Grants attained

We have raised $50k in investments to date, and attained over $25k in grants and other revenue. PromoDrone has been featured by media such as Fox 5 San Diego, and in iHeart Media's "CEO's You Should Know" promotional placement. We are currently patent-pending.

WHY INVEST

PromoDrone Has the Vision and Scalability to Pave the Way for This Rapidly-Growing Industry

At PromoDrone, our mission is to use UAV technology to create amazing crowd experiences, while elevating the prestige and value of our stakeholders. Within ten years, we hope to be considered the pioneer and architect of the drone advertising and technology industries. Our lean yet powerful, results-driven team is committed to driving market dominance and sustainable growth, with numerous revenue channels and industries, that reduce risk and reliance on a single traction point.


AT PROMODRONE,
OUR MISSION IS TO USE UAV TECHNOLOGY TO CREATE AMAZING CROWD EXPERIENCES, WHILE ELEVATING THE PRESTIGE AND VALUE OF OUR STAKEHOLDERS.
Will You Marry Me?

As of 2020, we are looking at a total available market of $13.44 billion, that is expected to grow by a CAGR of 57.5% and reach $584 billion by 2028. PromoDrone is highly scalable, and with few competitors in our space, we are ready to capture a significant market share in this fast-growing industry!



09/20/2016

Our Company Launches!

With little more than our imaginations and a few DJI drones we took the leap and formed Promo Drone, LLC. We started with the DJI Inspire 1 Pro drones. Gen 1 prototype debut



05/12/2017

$25,000 Investment: R&D on Gen 2 solution

Our first $25,000 investment allowed PromoDrone to purchase more robust hardware and begin the R&D on a more efficient and capable drone banner platform. We chose the DJI Matrice [illegible]00 Pro.



05/18/2017

First commercial flight: Gen 1

Marshal Faulk Celebrity Golf Tournament. Our gen 1 banner was reserved by ASM Marketing for flights for Ralphs, Grey Goose, EDCO



06/05/2019

$15,000 in service credits: Wethaplug Pitch Competition

Co-Winner Wethaplug pitch competition

06/28/2019

Utility Patent filed

Utility patent application. Covers methods, technology, and processes for using a drone banner display.



09/16/2019

$25,000 Investment

2nd investment ($52,000 total from first investment combined into SAFE Agreement). Used for continued R&D, operations, and go to market. The PD-Hex Frame was improved and put into action commercially.



10/15/2019

Formation change

Promo Drone LLC becomes Promo Drone Inc.



12/2/2019

$2,500 ConnectAll@The Jacobs Center/Union Bank Pitch Competition

1st Annual CAJC cohort competition



11/15/2020

R&D investment into Gen 3 digital display drone with A.I.

Arkan digital display drone prototype development begins

02/15/2021

Partner with A.I. Lab School in Mexico

Partnered with A.I. Lab School in Mexico for development of our prototype A.I. recognition model.

03/21/2021

$6,500 AWS service credits: Fokus Cohort

Acquired AWS service credits for buildout of A.I. recognition model

03/26/2021

$52,000: First Independent Operator License Contract

Our first licensed operator agreement is with Bella Wings Aviation in Guam. Our current PD-Hex system is being ut[illegible]ed for local and regional eve[illegible] ceremoni[illegible]



06/22/2021

$18,000 Stimulus funding total

Economic recovery grants

06/24/2021

First Reseller Obtained: Tracer Drone

Official PromoDrone platform license reseller and digital display maintenance partner.

06/25/2021

Featured on iHeart "CEO's You Should Know"

Our CEO is being featured on AM radio and internet via iHeart Media's network of over 2 Million local listeners.



08/01/2021

The Arkan Gen 3 prototype ready for testing

Digital display drone enclosure with ground station. Setup includes initial A.I. recognition prototype and model.

Month Year

Launched on StartEngine

Now YOU can own a part of our company!

In the Press

SHOW MORE

Meet Our Team



Jamar S Williams

Founder & CEO

Jamar is a FAA Certified Remote Pilot in Command and a creative visionary with demonstrated success in entrepreneurship, innovation and creation, drone operations, and business development. His early career was founded on important financial perspectives as an executive in the financial services industry where he successfully managed teams as large as fifteen employees as a Branch Manager of several banking institutions. He is a natural creator and a leader that finds inspiration in empowering others.

As a banker at several Fortune 500 institutions as well as owner of Dream Shore Studios, Jamar has honed his business development and corporate communication skills and generated over $10 million in new money and lending and more recently has sourced and managed the production of many cinematic projects that have been featured for high profile commercial real estate brokerages and businesses throughout Southern California. Jamar has an extensive background in B2B sales and relationship management and is an expert negotiator and presenter.

In his roles as Founder and CEO of PromoDrone, Jamar dedicates his time in-full to executing core company strategies and has generated more than $150k in income to launch, grow, and prove PromoDrone's business model. Jamar co-designed and launched the commercial banner prototype currently in operation, the PD-Hex Frame, which is gaining global traction, PR attention, and licensing contract opportunities. He is also a community leader and industry advocate and serves on the board of the San Diego Parks Foundation. Jamar is an alumni of the ConnectAll@The Jacobs Center and Inner City Capital Connections business accelerators and was recently featured on Fox 5 San Diego, The San Diego Business Journal, as well as iHeartRadio's "CEO's You Should Know" series.

To date, Jamar has used his management skills as well as his resourcefulness and lean approach to operations to hit significant product R&D, infrastructure, and KPI milestones at PromoDrone.. These include the design and procurement of the next-generation digital display & A.I. platform, securing a global licensing deal in Guam, acquiring the first reseller, and the filing of a non-provisional patent, all through proactive leadership.

Jamar is a networking and relationship expert and has assembled the PromoDrone "Avengers" to offer counsel in strategic decision making and company growth plans. Jamar's passion, experience, and vision, combined with team member contributions, has propelled PromoDrone to becoming the number one drone advertising and technology company in the world and will take the company to even greater heights in the future.



Joree Weatherly

Director of Brand Development

Joree is a generalist with demonstrated success in marketing, business development, leadership, drone operations, accounting, as well as hospitality. He is an operator and entrepreneur who is just as comfortable behind a spreadsheet as he is on stage pitching his company. He was first drawn to sales working in the home security, telecom, and building products industries in both B2C as well as B2B capacities. Most notably leading a team of 6 that produced just shy of $3MM in revenue in his final year in the building products industry.

As an entrepreneur Joree founded Primal Peak Productions a media production, branding, and marketing strategy agency that advises small businesses. A product of multiple business accelerators he also advises on lean startup methodologies as well as the adoption of NFT solutions into common business practices. Primal Peak Productions has worked with companies in the outdoor adventure, hospitality, fashion, real estate, and art industries. Joree continues to operate Primal Peak Productions on a part-time contractual basis.

Also an FAA Certified Remote Pilot in Command, Joree started as PromoDrone's first pilot and has had the pleasure to fly in some of San Diego's most exclusive locations. With hundreds of hours on the sticks Joree is a pilot that focuses on safety throughout the entire flight process, from initial customer outreach, through pre-flight planning, to on-site logistics. Mid 2020 after a personnel shift, Joree stepped up to lead the company's marketing efforts. Since then, Joree has organically grown PromoDrone's community by over 200%, including over 4000% growth in followers on Linkedin, PromoDrone's most engaged community, since the beginning of 2021.

As the Director of Brand Development at PromoDrone, Joree designs and implements operational systems to ensure streamlined workflows and SOP's across the organization. Aside from advising on marketing and brand positioning, he has also developed and leads the sales and marketing intern teams which continue to create, analyze, and implement an omni-channel content strategy. He is the liaison between PromoDrone's product, sales, marketing, finance, Board of Directors, and the C-Suite ensuring a high level of internal communication. He has worked closely with Jamar to establish a company culture of motivation, accountability, and open dialogue. Externally, he focuses on business development in both customer discovery as well as strategic partnerships and investor relations.

Joree is an operations and marketing strategist that is excited to change the landscape of the experiential marketing industry.



Lydell Aaron

Drone systems and Product Development Consultant

Lydell Aaron is a computer engineer with experience in flight critical systems and software development for military drones and a growing number of commercial drone projects. Lydell joins PromoDrone as a member of Calective, a California LLC he founded in collaboration with business partner Ben de Villa. Calective maintains an ISO 9001:2015 facility for design, integration, assembly and manufacturing of autonomous drones and waste energy systems in San Diego, California.

Lydell helps companies accelerate their ideas into market-ready products. In addition to building drones and autonomous systems, my interests are in influencing our value systems by building a system to turn human and food waste into energy, creating tools to analyze conflict and propose solutions by mathematically modeling the quantum nature of human emotion, and building platforms that helps people find work.



Sandeep Shah

A.I./ML Advisor/Developer

Combining extensive technology expertise with deep business knowledge to solve complex problems is my passion. Growing business value by aligning technology with corporate vision is my specialty. A powerful technologist, creative strategist and trusted business partner, I work across the entire product life cycle to ensure successful communication and integration at every touch point – systems, processes and people. A high energy, forward thinking leader, I have built and led successful organizations worldwide that are founded in excellence and positioned for long-term success. Deep understanding of application development life cycle with a broad understanding of entire production environment.

GLOBAL LEADERSHIP

Managing a cross matrix team of employees, with oversight across multiple organizations, including Compliance, Legal, Record and Information Management, Risk and Security Technology. Specific regions include: Mexico, Brazil, India, England and Singapore.

OPERATIONAL EXCELLENCE

Reduced IT Operations through cloud migration, HR/Payroll IT expenses through increase in offshoring and near sourcing resources, variable rate reductions and infrastructure reductions. Reduced contingent workforce spend by converting, releasing and renegotiating premium contractors.

COMPLIANCE AND RISK LEADERSHIP

Saved millions by rationalizing applications and converging common capabilities onto SharePoint, Confluence, Jira and other platforms for the Governance, Risk and Compliance.

Capabilities that Drive Profitable Business Growth

Global Executive Leadership – IT Strategy – Digital Technologies | Cloud – Big Data | Data Analytics | Budget Management – Software-as-a-Service – Agile Development – Risk | Compliance | Security – Vendor Management – Program Management – DevOps (CI, CD) – Operations Management – Service Delivery – Infrastructure | BPO – Change Management – SOX, Basel, GDPR and HIPAA



Mark Fackler

Executive Advisor

Mark Fackler leads the Vistage CEO group that he was a member of from 1991 to 2002. This group changed his life. The investment of time and money proved to be the best ROI he has ever made. He grew company revenues to $50,000,000 while in Vistage. Mark is now passionate about creating great ROI for his member CEOs.

Mark is foremost a husband and father. He has been married to his wife Kathy since 1987. Their two sons, Steven and David, were born in 1990 and 1992 respectively. Steven is a Computer Scientist. David is a Data Scientist. Mark and Kathy split their time between La Jolla, California and Durango, Colorado.

Mark, born in 1958 in Wheaton, Illinois, a suburb of Chicago, spent most of his childhood there until moving to Scottsdale, Arizona, where he finished his senior year of high school. He attended the University of Arizona graduating with a BA in 1980. He majored in Economics and also studied Computer Science and Psychology.

Mark started his professional career as a software engineer. Three years later, he founded Stellcom, a hardware and software services company. Over the next 16 years, Mark grew the company guided by the Core Values of 1) Honesty 2) Life Balance, and 3) Continual Improvement. Stellcom received many awards including twice being named to the INC 500. In 2000, Mark hired a new CEO, sold some of his equity and retired.

Vistage was key to his success. Without this just-in-time learning, Mark would never been able to navigate the rapid growth and the dynamic complexity of business. His lessons were hard fought and now he is passionate about helping other CEOs thrive in their businesses via the Vistage model. Mark also mentors, on a pro bono basis, a group of MBA students from the Rady UCSD Business School. For more information, see https://markfackler.com/#vistage.

Mark is Treasurer and sits on the board of Saferparks, an organization dedicated to amusement park safety. He is currently a partner of San Diego Social Venture Partners, an organization dedicated to philanthropy in San Diego. He served as Chairman for 3.5 years and as a board member for 6 years. Mark also served as President for 7 years and a board member for 11 years at TKF, an organization dedicated to a world free from youth violence. In his spare time, Mark enjoys training for Ironman distance triathlons. Since 2002, he has completed 8 full and 18 half Ironman races.



Oralia Alvarez

Business Strategy Advisor

I am a sales professional and real estate investor turned angel investor.

Proud and honored to be a part of an innovative entrepreneurial ecosystem committed to create a thriving and inclusive economy.



Jeff Symington

Financial Strategy Advisor

20+ year career in finance, strategy, and operations. Recovering entrepreneur that has walked in your shoes. Experienced in scaling for rapid growth, navigating through sudden downturns and everything in between.

Partnering with CEO's to develop and execute their vision is what drives me.



Steve Morely

Business Strategy Advisor

Steve Morley has been a serial entrepreneur for more than 40 years and has founded, advised to, or consulted with more than 125 startups and early stage companies. His most successful startup was Qualcomm where he was employee #10 and spent 20 years developing a number of businesses for that company including the integrated circuit business which now generates more than $20 billion in annual revenue. He has worked for industry luminaries including Paul Allen and George Lucas in a variety of product and business launches. He started his career as an electrical engineer with a Master's degree from Stanford University and holds more than 25 patents in wireless communication systems and video processing. He has been an angel investor for several companies and an investor in three venture capital funds.



Alex Resnick

Sales Strategy Advisor

Alex Resnick is the Founder & President of Evolve Leadership, who's core mission is to "be the help you wish you had."

Evolve provides the essential Sales & Leadership training and coaching startups need to be successful. Alex spent the last 14 years in sales, consulting and training. He worked with both large global organizations to small rapidly growing startups, selling SaaS and other services across SMB, midmarket, and enterprise. Throughout his time as a quota carrying sales professional, Alex also took on multiple corporate trainer, sales coaching and management roles. Outside of his corporate experience, Alex started companies of his own, and developed and brought products to market.

Evolve was born out of combining his passion for teaching, consulting and coaching with his love for entrepreneurship and working with early stage startup teams.



Jeremy Sanders

Financial Strategy Advisor

Jeremy has over 12 years of international CFO experience, ranging from startups to multinational turnarounds, and oversight of budgets up to $130 million. He has provided advisory and CFO services, training, and support to businesses in more than 16 industries. Jeremy's advanced skills include: corporate finance leadership, multinational supply chain management, strategy development, ERP and systems implementations, transformational leadership, innovation commercialization, complex org structures, fundraising, and audit management.

From 2008 to 2012, Jeremy turned around the North American distribution of CITIZEN® brand calculators from a $1.5 million loss to a $500,000 profit. Simultaneously, he led the international growth of medical product distribution company CITIZEN Healthcare, Inc., introducing 12 new brands in more than 6 countries. In 2013, he created the financial model that led to the IPO for American Brewing Company. The following year, Jeremy co-founded Ideator, the innovation network platform used by UCSD, UCLA, USC, Yale, Salesforce, and several other organizations. Jeremy has served as a consulting CFO for growing organizations since 2016, and he actively leads teams of subject matter experts to document, develop, and implement best practices in financial management for disruptive startups and other technology-focused companies.

With a passion for service, Jeremy mentors transitioning Navy SEALs, PhDs, and other exceptional entrepreneurs. He holds a master of accounting degree, a bachelor of finance degree and has also earned the credentials of Certified Fraud Examiner and Registered Investment Advisor Representative.



Jeff Kulbeck

Brand Strategy Advisor

As an Avenger for PromoDrone, Jeffrey Klubeck's alter egos will be "Captain Communication" or "Super Soft Skills Man!" Utilizing his Masters in Communication, 20-years of experience as an Adjunct Professor of Communication and, most importantly, nearly 15 years experience Coaching, Speaking, Training and Consulting with Entrepreneurs around the world, Mr. Klubeck will either oversee or impact every aspect of the company where "effective communication" is required. Functional areas where Jeff will contribute may included but is not limited to: Executive Coaching, Training/Development, Branding (internal and external) Communication, Sales/Influence Training, Leadership Training (Employee Engagement, Motivation and Accountability), Strategic Staffing/Team Building, Succession Planning, Performance Management and Spokesperson/Public Relations duties.

Jeffrey Klubeck has over 20 years of experience serving the Organizational Development needs for companies of all sizes. In 2006, he founded Get A Klu, Inc., an active Personal/Professional Development Company currently serving 100's of Entrepreneurs, Small and "Micro" Business Owners, and Adult Learners.

As a personal and business Coach, Jeffrey has mastered his ability to help professionals grow through any circumstances using transformative, strategic problem-solving techniques as well as honest and powerful accountability effectiveness. Jeffrey's insights and motivation transform individuals and organizations through applications of leadership education and the lasting impact of the coach/client relationship.

Jeffrey also has nearly a decade of practical experience in strategic staffing as both an agency and human resources recruiter. Additionally, As an Adjunct Professor of Communication in the San Diego Community College District, Jeffrey taught Public Speaking, Argumentation, Critical Thinking and Group Interaction to adult learners for 20 years.

In 2011, Jeffrey developed "The Integrity Game" (coaching methodology) and has begun training individual Coaches, Business Owners and Management-Level Professionals on the skills and techniques of Individual and Group Motivation, Behavioral Intervention, Accountability and Task Management/Personal Productivity!

Jeffrey is also Co-Founder and former CEO of sideXside, LLC which served as parent company of the Secret Knock, Prosperity Camp and Mastermind Association Brands in the Personal Growth Industry.

Merging all of these experiences and skills together has allowed Jeffrey to work with dynamic organizations around the globe including: State Farm Insurance, Farmers Insurance, Brian Tracy International, JP Morgan/Chase, Dow Pharmaceutical Sciences, Ethicon (a Johnson & Johnson Company), King Pharmaceuticals, Biogen/Idec, Altera Corporation, Tanner EDA, Aztec Shops, Ltd., Higgs Fletcher and Mack, LLP, Century 21, Radiant Technologies, Chef Works, Inc., MHM Glass Etching, TGB Architects, Boulder Sausage, and many more!

Offering Summary

Company	Promo Drone Inc.
Corporate Address	5732 Micheal St., San Diego, CA 92105
Offering Minimum	$9,997.34
Offering Maximum	$1,069,996.11
Minimum Investment Amount (per investor)	$247.21

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 2,386

Maximum Number of Shares Offered : 255,369

Price per Share : $4.19

Pre-Money Valuation : $24,721,000.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Early Bird

Friends and Family Early Birds

Invest within the first 24 hours and receive additional 15% bonus shares.

Super Early Bird Bonus

Invest in the next 72 hours and receive additional 10% bonus shares.

Early Bird Bonus

Invest in the next 7 days and receive additional 5% bonus shares.

Tier 1: $500+

5% off your first PromoDrone flight booking for your event (terms and conditions apply)

Welcome Email from CEO

Invite to Instagram LIVE discussion

Tier 2: $1,000+

7% off your first PromoDrone flight booking for your event (terms and conditions apply)

1% bonus shares

Welcome Email from CEO

Invite to Instagram LIVE discussion

Tier 3: $5,000+

10% off your first PromoDrone flight booking for your event (terms and conditions apply)

3% bonus shares

Welcome Email from CEO

Invite to Instagram LIVE discussion

Tier 4: $10,000+

15% off your first PromoDrone flight booking for your event (terms and conditions)

5% bonus shares

Welcome Email from CEO

Invite to Instagram LIVE discussion

Tier 5: $25,000+

5% discount on PromoDrone platform license (terms and conditions apply) OR 15% off your first PromoDrone flight booking (terms and conditions apply)

10% bonus shares

Welcome Email from CEO

Invite to Instagram LIVE discussion

Tier 6: $50,000+

10% discount on PromoDrone platform license (terms and conditions apply) OR 20% off your first PromoDrone flight booking (terms and conditions apply)

Invite to the PromoDrone official launch party in San Diego, California (invitation only)

15% bonus shares

Welcome Email from CEO

Invite to Instagram LIVE discussion

Tier 7: $100,000+

20% discount on PromoDrone platform license (terms and conditions apply) OR 25% off your first PromoDrone flight booking (terms and conditions apply)

Private VIP conversation with CEO

Invite to the PromoDrone official launch party in San Diego, California (invitation only)

20% bonus shares

Welcome Email from CEO

Invite to Instagram LIVE discussion

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

PromoDrone will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $4.19 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $419. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow PromoDrone to get notified of future updates!

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Imagine you're at an outdoor event, scrolling on your phone, ignoring the world around you. You don't notice a single one of the dozens of giant billboards vying for your attention. But when a drone flies above you, the entire crowd is suddenly pulled into the story being told in the sky.

Disclaimer: Some images used in this video are in the prototype phase, PromoDrone is not currently available on the market.

Advertising, as we know it, has been transformed.

PromoDrone is a pioneer in drone advertising. We use drones to fly ads at outdoor events, creating new types of engagement between customers and brands. We are currently developing technology that will allow 360-degree viewing of digital screens that can rotate through ads and are hyper-targeted to customers.

For the first time, advertisers will be empowered by real-time analytics from drones to increase their efficiency, messaging, and marketing spend.

You see, outdoor advertisements have two major problems: lack of engagement and the black hole of analytics.

Our drones solve the engagement issue by creating a sensory experience that's impossible to ignore. At the same time, we will use our AI analytics to capture customer data including the number of customers present, demographic data, and emotional scores for those individuals, and we have plans to also capture how long they engage with each ad. Advertisers will receive all of these insights in real-time.

Shared experiences need to be disseminated, or they aren't really shared. So what we built is a modular multimedia and broadcasting hardware platform, capable of real time high resolution video, audio, and high speed networking to capture and deliver those experiences.

But we're not just a robotics company. We're building a highly scalable 'business in a box' model that allows the hundreds of thousands of drone operators worldwide to license our hardware and software and build their own business.

This model is engineered to grow, and our dreams are global. In fact, we've already secured our first international licensing deal worth at least $54,000 in the next 3 years.

There are so many ways to make money with PromoDrone, and we're getting into the market at precisely the right time. The commercial drone market is currently at $13.44 billion dollars and is expected to rise to $501.4 billion by 2028. You heard that right. That's an increase of over $487 billion dollars in the next six to seven years.

We currently have a Utility Patent pending and no major direct competitors. Our business has been featured on Fox 5, the San Diego business journal, and we were featured on iHeart Media's CEO's You Should Know.

Drone technology is a global megatrend, and we believe we're tapping into a major part of the market before anyone else. The future of advertising is in the air, and now you can help bring that future to life.

Invest in PromoDrone today and help us transform the advertising world.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

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- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.